NEWS RELEASE 10-42	DECEMBER 13, 2010

DRILLING TO WEST OF RESOURCE AREA AT LONG CANYON RETURNS
9.84 G/T GOLD OVER 27.7 METRES

Fronteer Gold (FRG: TSX/NYSE-Amex) reports it has intersected wide intervals of high-grade, oxide gold to the west of the resource area at its wholly owned Long Canyon deposit, and that aggressive step-out drilling to the northeast is well underway.

Drilling in 2010 has been largely focused in an area to the northeast of the current resource area. However, areas along the sparsely-drilled western edge of the resource area were also tested and are returning intervals of higher grade and greater thickness than currently modeled. Drill results from this western area include:

  9.84 grams per tonne gold over 27.7 metres, including 14.63 g/t over 17.2 metres in LC698C;
  3.82 g/t over 55.0 metres, in LC657C.

Highlights from other new drilling largely throughout the northern half of the deposit include:

  5.23 g/t over 41.8 metres, including 15.33 g/t over 4.0 metres in LC683C;
  5.32 g/t over 10.4 metres, including 16.13 g/t over 2.7 metres in LC660C;
  2.62 g/t over 39.9 metres in LC693C;
  2.58 g/t over 39.3 metres in LC696C;
  2.73 g/t over 20.7 metres in LC655C.

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals generally range between 50-100% of the reported lengths. Intervals less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results from 2010, including new and non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1042.pdf

“The robust results from drilling along and beyond the northern and western edges of the current resource area demonstrate the strength and ongoing growth potential of the Long Canyon deposit,” says Moira Smith, Nevada Chief Geologist for Fronteer Gold.

The Long Canyon gold deposit is open in all directions and remains oxidized. Aggressive step-out drilling to the northeast is now underway, with assays pending. Six drill rigs are operating on the property and more than 70,000 metres have been drilled to date in 2010. Drilling will extend through winter, with an additional 10,000 metres of drilling planned from January through March 2011.

For a map highlighting recent drilling, please click: http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1042.pdf

2011 GOALS
Long Canyon’s comprehensive work program is focused on resource definition and expansion, as well as on the metallurgical, engineering and environmental work necessary to move the project to feasibility stage. Significant water and private-surface rights for mine development have already been secured. A proposed $30-million work program for 2011 includes the near-term goals of:

  completing an updated resource and updated Preliminary Economic Assessment in early 2011;

  undertaking 100,000 metres of exploration and development drilling;

  initiating permitting;

  completing an additional resource update near year-end 2011; and,

  commencing feasibility stage.

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals generally range between 50-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey, and 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold's Annual Information form and Fronteer Gold's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.